Exhibit 99.2

RP® FINANCIAL, LC.

Financial Services Industry Consultants

November 28, 2006

Mr. Lee A. Brady

President and Chief Executive Officer

La Porte Savings Bank

710 Indiana Avenue

La Porte, Indiana 46350

Dear Mr. Brady:

This letter sets forth the agreement between La Porte Savings Bank, La Porte, Indiana (the “Bank”), and RP® Financial, LC. (“RP Financial”), whereby the Bank has engaged RP Financial to provide certain financial advisory and planning services, including the preparation of the regulatory business plan and financial projections to be adopted by the Board of Directors, in conjunction with the reorganization into a mutual holding company (“MHC”) structure and the simultaneous acquisition of City Savings Financial Corp. (“City Savings”), and its wholly-owned subsidiary, City Savings Bank. The acquisition will be partially financed through the issuance of one or more forms of debt or through common stock. In addition, at the Bank’s request, should the Bank subsequently enter into a merger agreement, RP Financial will provide a fairness opinion to the Bank’s Board of Directors regarding the fairness of consideration to be paid to City Savings, taking into account the pro forma impact of the acquisition on the Bank’s balance sheet, inclusive of the structure of the acquisition financing. These services are described in greater detail below.

Description of Proposed Services

Financial Advisory Services

RP Financial will gather necessary financial, organizational, operational and competitive information pertaining to the Bank and City Savings, as well as the anticipated merger adjustments, merger synergies, revenue enhancements and alternative financing structures. Following the review of such information, RP Financial will prepare detailed pro forma impact analyses as well as three year financial projections reflecting the acquisition and alternative financing structures, incorporating the intended baseline plan for the Bank and changes to such baseline plan assuming completion of the acquisition. In this regard, RP Financial will also provide financing advisory services pertaining to (1) the establishment of the range of fair value for an acquisition of City Savings using standard valuation techniques, (2) the structuring the other financial terms of the proposed acquisition and (3) evaluating the pro forma impact of acquisition including the transaction financing as well as anticipated merger adjustments and synergies. These services will be provided to the Bank to facilitate the structuring of a letter of interest (and subsequent revisions thereto) to present to City Savings in conjunction with their controlled auction process.

Washington Headquarters
1700 North Moore Street, Suite 2210	Direct: (703) 647-6543
Arlington, VA 22209	Telephone: (703) 528-1700
www.rpfinancial.com	Fax No.: (703) 528-1788
E-Mail: rriggins@rpfinancial.com	Toll-Free No.: (866) 723-0594

Mr. Lee A. Brady

November 28, 2006

Fairness Opinion Services

In the event the Bank is selected by City Savings to enter into a merger agreement, at the request of the Bank, RP Financial will participate in the due diligence process to confirm the preliminary estimates for merger adjustments, merger synergies and the range of fair value. This due diligence will be conducted in support of RP Financial’s fairness opinion letter addressed to the Bank’s Board of Directors regarding the fairness of the consideration from the Bank’s perspective that is to be paid to City Savings’ shareholders, incorporating the financing of such transaction, anticipated merger adjustments and merger synergies. The fairness opinion will be provided in conjunction with the Bank’s execution of the merger agreement with City Savings.

Business Planning Services

In the event that the Bank enters into an agreement to acquire City Savings, RP Financial will prepare the regulatory business plan to be filed in conjunction with the application prepared in accordance with the regulatory guidelines. The Bank’s business plan and financial projections to be prepared by RP Financial will incorporate the pro forma impact of any debt or stock issuance as well as the pro forma impact of the merger, and will reflect the post-transaction organization, operations, strategies and financial characteristics. RP Financial agrees to prepare the business plan and accompanying financial projections in writing such that the business plan can be filed with the appropriate regulatory agencies in conjunction with filing the appropriate applications.

Given that the Bank plans to incorporate calendar year end financial statements in the stock offering materials, it is currently anticipated that the business plan and accompanying financial projections to be prepared by RP Financial will utilize September 30, 2006 financials as the starting point. The debt or stock issuance and acquisition transaction will be incorporated into the financial projections at the anticipated closing – by mid-year 2007. Given the regulatory requirement to reflect pro forma financials for three years following the anticipated completion of the transactions, the pro formas to be prepared by RP Financial will extend through calendar year 2010.

The business plan will incorporate the anticipated strategies to be implemented by the Bank following the completion of the merger and financing transactions, and the financial projections will quantify those strategies. In addition, the business plan will address those strategies that are under consideration but cannot be quantified due to the preliminary nature of their evaluation.

The specific steps of RP Financial’s business planning services following the due diligence phase will include the following areas:

(1)	quantifying the impact of business strategies on a post-transaction basis and incorporating the use of the debt or stock net offering proceeds both in the short and long term;

(2)	preparing detailed financial projections on a quarterly basis for a period of at least three fiscal years following the anticipated completion of the transactions to reflect the impact of Board-approved business strategies, use of proceeds and post-acquisition/offering leveraging, growth and diversification strategies;

Mr. Lee A. Brady

November 28, 2006

(3)	evaluating the Bank’s current financial and operating condition, business strategies and anticipated strategies in the future, and making strategic recommendations, if appropriate;

(4)	preparing the written business plan document which conforms with applicable regulatory guidelines;

(5)	preparing the detailed schedules of the capitalization of the Bank and related cash flows; and

(6)	presenting the summary of the business plan and financial projections to the Board of Directors and executive management of the Bank.

Contents of the business plan will include: Executive Summary; Description of Business; Marketing Plan; Management Plan; Records, Systems and Controls; Financial Management Plan; Monitoring and Revising the Plan; Alternative Business Strategy; and Pro Forma Financial Statements (including interest rates and other assumptions).

Fee Structure and Payment Schedule

The Bank agrees to compensate RP Financial for the financial advisory and business planning services on an hourly basis based on RP Financial’s standard hourly rates, which are as follows: $350 for managing directors, $275 per hour for senior vice presidents and $75 per hour for research associates. Based on the anticipated scope of the engagement, inclusive of the business plan to be filed with the appropriate regulatory agencies, the fee range is estimated to be $30,000 to $35,000, and will largely be conducted by at the managing director and senior vice president level. In the event that billable hours are expected to exceed $35,000, RP Financial will receive prior authorization from the Bank before exceeding this level. Separately, if the Bank requests that RP Financial provide a fairness opinion to the Board of Directors, the Bank agrees to compensate RP Financial for such services on a fixed fee basis of $25,000, plus reimbursement for out-of-pocket expenses. Payment of the professional fees and expenses shall be made as follows: $5,000 upon execution of this engagement letter; payment of interim invoices prepared monthly; and the remainder upon delivery of the completed business plan which is filed with the OTS. The $25,000 fairness opinion fee and related reimbursable expenses will be payable following the issuance of the opinion letter.

The Bank also agrees to reimburse RP Financial for those direct out-of-pocket expenses necessary and incidental to providing the business planning services. Reimbursable expenses will likely include travel, shipping, copying/printing, computer and data services, and shall be paid to RP Financial as incurred and billed. RP Financial will agree to limit reimbursable expenses to $7,500, subject to written authorization from the Bank to exceed such level.

In the event the business plan is required by the Bank to be substantially amended, to reflect changes in the structure of the financing or merger transactions or the nature of the principal lending or deposit strategies, a delay in the implementation of the overall plan or other similar matters, the Bank will compensate RP Financial $5,000 for each required update plus reimbursable expenses.

Mr. Lee A. Brady

November 28, 2006

The reimbursable expenses for each required update are subject to a $1,000 limit, unless otherwise authorized by the Bank to exceed such level.

In the event the Bank shall, for any reason, discontinue this planning engagement prior to delivery of the completed business plan and payment of the progress payment fee, the Bank agrees to compensate RP Financial according to RP Financial’s standard billing rates for consulting services based on accumulated and verifiable time expenses, not to exceed the fixed fee described above, plus reimbursable expenses incurred.

If during the course of the planning engagement, unforeseen events occur so as to materially change the nature or the work content of the business planning services described in this contract, the terms of said contract shall be subject to renegotiation by the Bank and RP Financial. Such unforeseen events may include changes in regulatory requirements as it specifically relates to the Bank or potential transactions that will dramatically impact the Bank such as a pending acquisition or branch transaction.

Representations and Warranties

The Bank and RP Financial agree to the following:

1. The Bank agrees to make available or to supply to RP Financial such information with respect to its business and financial condition as RP Financial may reasonably request in order to provide the aforesaid valuation. Such information heretofore or hereafter supplied or made available to RP Financial shall include: annual financial statements, periodic regulatory filings and material agreements, debt instruments, off balance sheet assets or liabilities, commitments and contingencies, unrealized gains or losses and corporate books and records. All information provided by the Bank to RP Financial shall remain strictly confidential (unless such information is otherwise made available to the public), and if the minority stock issuance is not consummated or the services of RP Financial are terminated hereunder, RP Financial shall upon request promptly return to the Bank the original and any copies of such information.

2. The Bank hereby represents and warrants to RP Financial that any information provided to RP Financial does not and will not, to the best of the Bank’s knowledge, at the times it is provided to RP Financial, contain any untrue statement of a material fact or fail to state a material fact necessary to make the statements therein not false or misleading in light of the circumstances under which they were made.

3.(a) The Bank agrees that it will indemnify and hold harmless RP Financial, any affiliates of RP Financial, the respective directors, officers, agents and employees of RP Financial or their successors and assigns who act for or on behalf of RP Financial in connection with the services called for under this agreement (hereinafter referred to as “RP Financial”), from and against any and all losses, claims, damages and liabilities (including, but not limited to, all losses and expenses in connection with claims under the federal securities laws) attributable to (i) any untrue statement or alleged untrue statement of a material fact contained in the financial statements or other information furnished or otherwise provided by the Bank to RP Financial, either orally or in writing; (ii) the

Mr. Lee A. Brady

November 28, 2006

omission or alleged omission of a material fact from the financial statements or other information furnished or otherwise made available by the Bank to RP Financial; or (iii) any action or omission to act by the Bank, or the Bank’s respective officers, Directors, employees or agents which action or omission is willful or negligent. The Bank will be under no obligation to indemnify RP Financial hereunder if a court determines that RP Financial was negligent or acted in bad faith with respect to any actions or omissions of RP Financial related to a matter for which indemnification is sought hereunder. Any time devoted by employees of RP Financial to situations for which indemnification is provided hereunder, shall be an indemnifiable cost payable by the Bank at the normal hourly professional rate chargeable by such employee.

(b) RP Financial shall give written notice to the Bank of such claim or facts within thirty days of the assertion of any claim or discovery of material facts upon which RP Financial intends to base a claim for indemnification hereunder. In the event the Bank elects, within ten business days of the receipt of the original notice thereof, to contest such claim by written notice to RP Financial, RP Financial will be entitled to be paid any amounts payable by the Bank hereunder within five days after the final determination of such contest either by written acknowledgement of the Bank or a final judgment (including all appeals therefrom) of a court of competent jurisdiction. If the Bank does not so elect, RP Financial shall be paid promptly and in any event within thirty days after receipt by the Bank of the notice of the claim.

(c) The Bank shall pay for or reimburse the reasonable expenses, including attorneys’ fees, incurred by RP Financial in advance of the final disposition of any proceeding within thirty days of the receipt of such request if RP Financial furnishes the Bank: (1) a written statement of RP Financial’s good faith belief that it is entitled to indemnification hereunder; and (2) a written undertaking to repay the advance if it ultimately is determined in a final adjudication of such proceeding that it or he is not entitled to such indemnification. The Bank may assume the defense of any claim (as to which notice is given in accordance with 3(b)) with counsel reasonably satisfactory to RP Financial, and after notice from the Bank to RP Financial of its election to assume the defense thereof, the Bank will not be liable to RP Financial for any legal or other expenses subsequently incurred by RP Financial (other than reasonable costs of investigation and assistance in discovery and document production matters). Notwithstanding the foregoing, RP Financial shall have the right to employ their own counsel in any action or proceeding if RP Financial shall have concluded that a conflict of interest exists between the Bank and RP Financial which would materially impact the effective representation of RP Financial. In the event that RP Financial concludes that a conflict of interest exists, RP Financial shall have the right to select counsel reasonably satisfactory to the Bank which will represent RP Financial in any such action or proceeding and the Bank shall reimburse RP Financial for the reasonable legal fees and expenses of such counsel and other expenses reasonably incurred by RP Financial. In no event shall the Bank be liable for the fees and expenses of more than one counsel, separate from its own counsel, for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same allegations or circumstances. The Bank will not be liable under the foregoing indemnification provision in respect of any compromise or settlement of any action or proceeding made without its consent, which consent shall not be unreasonably withheld.

(d) In the event the Bank does not pay any indemnified loss or make advance reimbursements of expenses in accordance with the terms of this agreement, RP Financial shall have all remedies available at law or in equity to enforce such obligation.

Mr. Lee A. Brady

November 28, 2006

It is understood that, in connection with RP Financial’s above-mentioned engagement, RP Financial may also be engaged to act for the Bank in one or more additional capacities, and that the terms of the original engagement may be incorporated by reference in one or more separate agreements. The provisions of Paragraph 3 herein shall apply to the original engagement, any such additional engagement, any modification of the original engagement or such additional engagement and shall remain in full force and effect following the completion or termination of RP Financial’s engagement(s). This agreement constitutes the entire understanding of the Bank and RP Financial concerning the subject matter addressed herein, and such contract shall be governed and construed in accordance with the laws of the Commonwealth of Virginia. This agreement may not be modified, supplemented or amended except by written agreement executed by both parties.

The Bank and RP Financial are not affiliated, and neither the Bank nor RP Financial has an economic interest in, or is held in common with, the other and has not derived a significant portion of its gross revenues, receipts or net income for any period from transactions with the other.

City Savings and RP Financial are not affiliated, and neither City Savings nor RP Financial has an economic interest in, or is held in common with, the other and has not derived a significant portion of its gross revenues, receipts or net income for any period from transactions with the other.

* * * * * * * * * * *

Please acknowledge your agreement to the foregoing by signing as indicated below and returning to RP Financial a signed copy of this letter, together with the initial retainer fee of $5,000.

Sincerely,

Ronald S. Riggins President and Managing Director

Agreed To and Accepted By:	Lee A. Brady
President and Chief Executive Officer

Upon Authorization by the Board of Directors For:	La Porte Savings Bank
La Porte, Indiana

Date Executed: November 30, 2006